EXHIBIT 99.2

FIRST AMENDMENT TO THE NEW PEOPLES BANKSHARES, INC. LONG-TERM CASH INCENTIVE PLAN

WHEREAS, New Peoples Bankshares, Inc. (the "Company") has established and maintains the New Peoples Bankshares, Inc. Long-Term Cash Incentive Plan (the Plan"); and

WHEREAS, the Company, through its Board of Directors, has the ability and power to amend the Plan pursuant to Article IX thereof and now wishes to do so in order to increase by 250,000 shares the total number of shares of common stock of the Company that may be granted under the Plan, which total shall now be 750,000 shares.

NOW, THEREFORE, the Company hereby amends the Plan as follows:

1. Other than the heading of such article, which shall remain the same, Article IV shall be amended by replacing it in its entirety with the following:

Subject to adjustment as provided in Article VII, Awards covering a total of 750,000 shares of Stock may be issued pursuant to the Plan. Any shares of Stock covered by an Award (or portion of an Award) that is canceled, forfeited or expires without resulting in distribution of a Payment Amount shall again become available for coverage by other Awards under the Plan.

IN WITNESS WHEREOF, the Company has caused this First Amendment to the New Peoples Bankshares, Inc. Long-Term Cash Incentive Plan to be duly executed, effective as of the date set forth below.

Dated: December 18, 2023

NEW PEOPLES BANKSHARES, INC.

By: /s/ John J. Boczar

Its: Secretary